Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Hawaiian
Tax-Free Trust (the 'Trust') was held on October
 27, 2012.  The holders of shares representing
77% of the total net asset value of the shares
 entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of Votes:

Trustee				For	Withheld

Diana P. Herrmann	$684,034,686	$  6,911,932
Stanley W. Hong		$683,676,008	$  7,270,610
Richard L. Humphreys	$681,926,990	$  9,019,628
Bert A. Kobayashi, Jr.	$678,448,754	$ 12,497,864
Theodore T. Mason	$681,879,647	$  9,066,971
Glenn P. O'Flaherty	$681,659,714	$  9,286,904
Russell K. Okata	$673,180,942	$ 17,765,676


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

For			Against		Abstain

$675,408,849		$1,832,891	$13,704,878







Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Hawaiian Tax-Free
Trust (the 'Trust') was held on October 27, 2012. The holders of shares representing 55% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).


Dollar Amount of  Votes:


1. To approve an Amended and Restated Investment
Advisory Agreement:

For		Against		Abstain
$432,971,567	$32,070,627	$27,454,697


2. To eliminate fundamental policy relating to Permitted Trust Investments:

For		Against		Abstain
$440,722,811	$20,960,299	$30,813,781

3. To eliminate fundamental policy relating to Investments:

For		Against		Abstain
$439,572,919	$20,888,361	$32,035,611